Mail Stop 3233
                                                             January 24, 2018

Via E-mail
William Barber, President
Syndicated Resorts Association, Inc.
5530 South Valley View Blvd.
Suite 105
Las Vegas, NV 89118

       Re:    Syndicated Resorts Association, Inc.
              Registration Statement on Form S-1
              Filed December 28, 2017
              File No. 333-222314

Dear Mr. Barber:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on the cover page that all selling shareholders are underwriters.
       Consequently, it appears that you view this offering as a primary offering by the selling shareholders on behalf of the issuer. Because you are not eligible to conduct a primary at-the-market offering, please revise your disclosure to clarify that the offering of shares will be made at a fixed price for the duration of the offering. Refer to Rule 415(a)(4).
       Alternatively, please provide a detailed analysis of why you believe this is not a primary offering.
 William Barber, President
Syndicated Resorts Association, Inc.
January 24, 2018
Page 2

2. It appears that you are a shell company as defined in Securities Act Rule 405. In this regard, you appear to have nominal operations, no revenues, and assets consisting solely of cash and cash equivalents. As such, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 5

The Offering, Page 6

4. It appears that the common stock outstanding after the offering should be 7,610,000.
       Please revise or tell us why a change is unnecessary.

Risk Factors, page 7

5. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company's business and financial condition.

Forward-Looking Statements, page 10

6. Please revise the last sentence of this section to clarify that you will update or revise forward-looking statements to the extent required by applicable law.

The Business and Business Plan, page 13

7. Please expand your disclosure regarding your intended business. For example, please disclose the experience you have in providing your intended services.

8. Please explain how your business will differ from Resorts Condominium International.
       Further, please disclose the status of your negotiations with RCI and other networks. For example, you state that the company's customers "will become a bona fide RCI member." Please elaborate on the nature of your arrangement with RCI permitting you to offer RCI membership to your customers.
 William Barber, President
Syndicated Resorts Association, Inc.
January 24, 2018
Page 3

9. You state that Royale Associates will contractually syndicate 100 of the "top" established
       RCI resort affiliates as vacation destinations. Please elaborate on what you mean by
       "syndicate" and file any related agreement as a material contract. You also refer to the company's "RCI affiliate sponsored club membership." Please explain how your club membership is sponsored by RCI and/or its affiliates and file any material contract as an exhibit.

10.    Please disclose the sources for the industry data starting on page 16.

The Business, page 13

11.    Please provide more detail regarding how you plan to generate revenue.

Plan of Operation, page 14

12.    Please update the status of your engagement of Daticus.

Competition, page 19

13. We note that you have included the names of Fortune 500 companies and similar large entities as your competition and include detailed information about these businesses including gross bookings, sales, total employees, etc. We note that you are a start-up entity. Please revise your competition discussion to focus on the competitive conditions in your business as contemplated by Item 101(c)(x) of Regulation S-K. Please also explain the basis for your statement that the company does not have a direct competitor.

Suppliers and Strategic Partners, page 20

14. On page 5 you characterize the Ixtapa Agreement as a Letter of Intent, however, this discussion gives the impression that you entered into a final agreement on June 8, 2016.
       Please revise to characterize this as a letter of intent, consistent with exhibit 10.1. Please also update your disclosure regarding the status of your negotiations with Ixtapa. Please disclose the timeframe in which you anticipate entering into a firm agreement.

Agreement with Tiber Creek Corporation, page 24

15. Please provide more detailed disclosure regarding the terms of the agreement and services to be provided by Tiber Creek, as well as the amount to be paid for such services. In this regard, exhibit 10.2 indicates that Tiber Creek was engaged to effect a business combination transaction between Royale and a reporting company. Please tell us the status of any such transaction.
 William Barber, President
Syndicated Resorts Association, Inc.
January 24, 2018
Page 4

Management's Discussion and Analysis ..., page 24

16. Please revise here and in the business section to provide the information requested by
       Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

17. We note your disclosure that your management and other shareholders will continue to fund the company for the next 12 months. Please advise if there is a formal agreement with these individuals, and if so, please file it in accordance with
Item 601(b)(10) of
       Regulation S-K. If there is no formal obligation, please add risk factor disclosure that you might not be able to continue operations if these individuals decide not to continue providing funds. Additionally, please disclose the steps you have taken to determine that these individuals have the financial capacity to provide funds.

Alternative Financial Planning, page 26

18. You state that the company may consider selling some of its silver holdings to finance operations in the future. Please revise to detail the extent of your silver holdings.

Critical Accounting Policies, page 26

19. We note that you anticipate generating revenues from resales of vacation weeks and points of member resorts. Please elaborate upon your policy for recognizing this revenue. For instance, disclose the nature, terms and elements of arrangements, relevant accounting literature and revenue recognition criteria applicable to that literature, how and when revenue recognition criteria are considered to have been met and the specific point in time revenue is recognized.

Management, page 26

20. Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose Mr. Barber's age and each of the entities he has been associated with in at least the past five years, his position at the entity and disclose when he began working at each entity and when he ceased working at each entity. Please provide the month and year rather than referencing an entity's inception. Further, please revise your disclosure regarding Mr. Barber to discuss his specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.
 William Barber, President
Syndicated Resorts Association, Inc.
January 24, 2018
Page 5

Item 15. Recent Sales of Unregistered Securities, page 36

21. Please identify the persons, or class of persons, to whom securities you sold 610,000 shares on December 19, 2017, or confirm if you sold securities to the persons identified as selling shareholders in the prospectus. See Item 701(b) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow at (202)551-6524 or Kristi Marrone at
(202)551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3215 with any other questions.

                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc: Jarvis Lagman, Esq. (via e-mail)